EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Income before income taxes	$69,011	$48,698	$270,132	$241,261
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	536	1,339	1,352	3,673
Amortization of capitalized interest	331	322	981	966
Interest expense	11,704	12,842	37,487	39,376
Interest portion of rental expense	1,379	776	3,105	2,167

Earnings	$82,961	$63,977	$313,057	$287,443

Interest	$12,775	$13,064	$39,700	$39,839
Interest portion of rental expense	1,379	776	3,105	2,167

Fixed Charges	$14,154	$13,840	$42,805	$42,006

Ratio of Earnings to Fixed Charges	5.86	4.62	7.31	6.84